FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2023
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X           Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___          No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Director/PDMR Shareholding dated 08 June 2023
Exhibit No. 2	Goldman Sachs European Financials Conference dated 15 June 2023
Exhibit No. 3	Total Voting Rights dated 30 June 2023

Exhibit No. 1

8 June 2023
NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

NatWest Group plc (the Company) announces that deferred awards (Deferred Awards) over ordinary shares of £1.0769* each in the Company (Shares) (ISIN: GB00BM8PJY71) vested on 7 June 2023, under the NatWest Group plc 2014 Employee Share Plan (the Plan), to the PDMRs set out below. The awards were granted under the Plan on 7 March 2023.

The number of Shares withheld to meet associated tax liabilities arising on vesting and the number of vested Shares retained by each PDMR is set out below.

Name of PDMR	Position of PDMR	No. of Shares vested	No. of Shares withheld to satisfy associated tax liability	No. of vested Shares retained
Robert Begbie	CEO, NatWest Markets	65,810	32,296	33,514
Peter Flavel	CEO, Wealth Businesses	52,858	24,881	27,977
Oliver Holbourn1	CEO, RBS International	58,320	-	58,320
David Lindberg	CEO, Retail Banking	85,642	40,313	45,329
Scott Marcar	Group Chief Information Officer	98,929	46,567	52,362
Andrew McLaughlin	CEO, Commercial & Institutional (non-ring-fenced bank)	54,196	24,425	29,771
Katie Murray	Group Chief Financial Officer	73,596	34,643	38,953
Alison Rose	Group Chief Executive Officer	113,820	53,576	60,244
John-Paul Thwaite	CEO, Commercial & Institutional (ring-fenced bank)	63,764	30,015	33,749
Jen Tippin	Chief People & Transformation Officer	101,720	47,881	53,839
1.     The award was granted when the PDMR was resident in Jersey and therefore is taxable in Jersey only and not in the UK. No employer tax withholding is required under Jersey law. The Jersey income tax payable in respect of the vesting of the award will be paid by the PDMR directly to the Jersey tax authority.

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share

The market price used to meet associated tax liabilities was £2.5972.

Vested Shares retained after payment of associated tax liabilities will be subject to a twelve-month retention period.

All of the above transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 2

NatWest Group plc - Goldman Sachs Annual European Financials Conference

Alison Rose, NatWest Group CEO, will participate in a fireside chat at the Goldman Sachs Annual European Financials Conference on Thursday 15th June 2023 at 8:15 BST (9:15 CEST).  A live and on-demand webcast and post-event transcript will be available on our website www.natwestgroup.com/ir

For further information:

Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 (0) 20 7672 1758

LEI: 2138005O9XJIJN4JPN90

Exhibit No. 3

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ("NWG") hereby notifies the following in respect of its issued share capital with voting rights as at 30 June 2023.

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			30 June 2023
Ordinary Shares of £1.0769* (excluding ordinary shares held in treasury)	8,941,866,387	4	35,767,465,548
Ordinary Shares of £1.0769* held in treasury	206,577,402	4	Voting rights not exercisable
11% Cumulative Preference Shares of £1	240,686	4	962,744
5.5% Cumulative Preference Shares of £1	242,454	4	969,816
Total:	9,148,926,929		35,769,398,108

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

Shareholders may use the above figure of 35,769,398,108 for their calculations to determine whether they are required to notify their interest in, or a change to their interest in, NWG under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 30 June 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary